Exhibit A
to
Plan of Distribution
Pursuant to Rule 12b-1
of
Diamond Hill Funds

Fund Name	Share Class	Distribution Fee (annual rate expressed as a percentage of the average daily net assets of each Class of Shares)

Diamond Hill Small Cap Fund	Investor	0.25%

Diamond Hill Small-Mid Cap Fund	Investor	0.25%

Diamond Hill Mid Cap Fund	Investor	0.25%

Diamond Hill Select Fund	Investor	0.25%

Diamond Hill Large Cap Fund	Investor	0.25%

Diamond Hill Large Cap Concentrated Fund	Investor	0.25%

Diamond Hill Long-Short Fund	Investor	0.25%
Diamond Hill International Fund	Investor	0.25%

Diamond Hill Short Duration Securitized Bond Fund	Investor	0.25%

Diamond Hill Core Bond Fund	Investor	0.25%

Diamond Hill Core Plus Bond Fund	Investor	0.25%

Dated as of: August 22, 2024
                        Diamond Hill Funds

                        /s/Thomas E. Line
        Thomas E. Line, President